Filed pursuant to Rule 424(b)(3)
Registration No. 333-162571
Prospectus Dated October 23, 2009
SOLAR POWER, INC.
14,197,000 Shares
Common Stock
     This Prospectus Supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated October 23, 2009, of Solar Power, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus, dated October 23, 2009. The Prospectus relates to the public sale, from time to time, of up to 14,197,000 shares of our common stock by the selling shareholders identified in the Prospectus.
     This prospectus supplement includes our financial results for the three and nine months ended September 30, 2009, as reported in our Form 10-Q for the quarter ended September 30, 2009, as filed by us with the Securities and Exchange Commission on November 9, 2009.
     We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus supplement is November 13, 2009.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-Q

☑	Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2009

☐	Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 000-50142
SOLAR POWER, INC.
(Exact name of registrant as specified in its charter)

California	20-4956638

(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)
1115 Orlando Avenue
Roseville, CA 95661-5247
(Address of principal executive offices)
(916) 745-0900
(Issuer’s telephone number, including area code)
(Former name, former address and former fiscal year, if changed since last report)
Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
State the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 52,140,826 shares of $0.0001 par value common stock outstanding as of November 2, 2009.

PART I
FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
SOLAR POWER, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except for share data)

	As of September	As of December
	30, 2009	31, 2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$9,305	$5,915
Accounts receivable, net of allowance for doubtful accounts of $275 and $49 at September 30, 2009 and December 31, 2008, respectively	8,376	3,010
Costs and estimated earnings in excess of billings on uncompleted contracts	13,462	294
Inventories, net	5,930	4,665
Prepaid expenses and other current assets	1,026	771
Restricted cash	527	527

Total current assets	38,626	15,182

Goodwill	435	435
Restricted cash	273	—
Property, plant and equipment at cost, net	1,561	2,178

Total assets	$40,895	$17,795

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$17,175	$3,916
Accrued liabilities	4,316	3,058
Income taxes payable	248	248
Billings in excess of costs and estimated earnings on uncompleted contracts	81	160
Loans payable and capital lease obligations	331	342

Total current liabilities	22,151	7,724
Loans payable and capital lease obligations, net of current portion	65	311
Deferred revenue	—	125

Total liabilities	22,216	8,160

Commitments and contingencies	—	—

Stockholders’ equity
Preferred stock, par $0.0001, 20,000,000 shares authorized, none issued and outstanding at September 30, 2009 and December 31, 2008	—	—
Common stock, par $0.0001, 100,000,000 shares authorized 50.020,826 and 37,771,325 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	5	4
Additional paid in capital	39,654	28,029
Accumulated other comprehensive loss	(222)	(222)
Accumulated deficit	(20,758)	(18,176)

Total stockholders’ equity	18,679	9,635

Total liabilities and stockholders’ equity	$40,895	$17,795

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except for share data)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Sales	$22,280	$19,629	$38,475	$35,509

Cost of goods sold	17,143	17,762	31,150	32,226

Gross profit	5,137	1,867	7,325	3,283

Operating expenses:

General and administrative	2,105	2,134	6,541	6,808

Sales, marketing and customer service	1,145	558	2,780	1,749

Engineering, design and product management	228	128	626	396

Total operating expenses	3,478	2,820	9,947	8,953

Operating income (loss)	1,659	(953)	(2,622)	(5,670)

Other income (expense):

Interest expense	(6)	(34)	(34)	(108)

Interest income	1	15	5	120

Other income, net	84	—	72	5

Total other income (expense)	79	(19)	43	17

Income (loss) before income taxes	1,738	(972)	(2,579)	(5,653)

Income tax expense	—	—	3	3

Net income (loss)	$1,738	$(972)	$(2,582)	$(5,656)

Net income (loss) per common share
Basic	$0.05	$(0.03)	$(0.07)	$(0.15)

Diluted	$0.04	$(0.03)	$(0.07)	$(0.15)

Weighted average number of common shares used in computing per share amounts
Basic	38,994,000	37,740,368	38,286,787	37,671,794

Diluted	39,201,234	37,740,368	38,286,787	37,671,794

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	September 30,	September 30,
	2009 (unaudited)	2008 (unaudited)

Cash flows from operating activities:
Net loss	$(2,582)	$(5,656)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	638	512
Stock issued for services	7	22
Stock-based compensation expense	488	393
Bad debt expense	293	207
Loss on disposal of fixed assets	—	5
Changes in operating assets and liabilities:
Accounts receivable	(5,659)	(237)
Costs and estimated earnings in excess of billing on uncompleted contracts	(13,168)	1,888
Inventories	(1,263)	(816)
Prepaid expenses and other current assets	(255)	(445)
Accounts payable	13,047	(217)
Income taxes payable	—	(7)
Billings in excess of costs and estimated earnings on uncompleted contracts	(79)	648
Deferred revenue	(125)	—
Accrued liabilities	1,468	325

Net cash used in operating activities	(7,190)	(3,378)
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(21)	(651)

Net cash used in by investing activities	(21)	(651)
Cash flows from financing activities:
Proceeds from issuance of common stock	11,131	69
Costs related to share registration	—	(14)
Restricted cash collateralizing letters of credit and ACH transactions	(273)	1,668
Principal payments on notes and capital leases payable	(257)	(256)
Net payments on line of credit	—	(931)

Net cash provided by financing activities	10,601	536

Increase (decrease) in cash and cash equivalents	3,390	(3,493)
Cash and cash equivalents at beginning of period	5,915	6,840
Effect of exchange rate changes on cash	—	(5)

Cash and cash equivalents at end of period	$9,305	$3,342

Supplemental disclosure of cash flow information:
Cash paid for interest	$34	$87

Cash paid for income taxes	$3	$5

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business and Basis of Presentation
Description of Business
     Solar Power, Inc. and its subsidiaries, (collectively the “Company”) engage in sales, installation and integration of photovoltaic systems, markets it’s branded Yes! Solar SolutionsTM product line through a distributor network and manufactures and sells solar panels and related hardware and cable, wire and mechanical assemblies.
     Our revenue was derived from the sale, installation and integration of photovoltaic systems, sales from our manufactured solar panels, including balance-of-system products, and cable, wire and mechanical assemblies.
Basis of Presentation
     The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. They should be read in conjunction with the financial statements and related notes to the financial statements of Solar Power, Inc. for the years ended December 31, 2008 and 2007 appearing in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 24, 2009. The September 30, 2009 and 2008 unaudited interim condensed consolidated financial statements on Form 10-Q have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for smaller reporting companies. Certain information and note disclosures normally included in the annual financial statements on Form 10-K have been condensed or omitted pursuant to those rules and regulations, although the Company’s management believes the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operation for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.
     The consolidated financial statements include the accounts of Solar Power, Inc., and its subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.
2. Summary of Significant Accounting Policies
     Cash and cash equivalents — Cash and cash equivalents include cash on hand, cash accounts and interest bearing savings accounts. At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses with respect to bank balances in excess of government provided insurance. At September 30, 2009 and December 31, 2008, the Company held approximately $9,924,000 and $5,213,000 in bank balances in excess of the insurance limits.
     Inventories — Beginning on January 1, 2009, inventories are stated at the lower of cost or market, determined by the first in first out cost method. Prior to January 1, 2009, inventories were determined using the weighted average cost method. The conversion to first in first out cost method had no material effect on the financial statements for the three and nine months ended September 30, 2009 as compared to the three and nine months ended September 30, 2008. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Provisions are made for obsolete or slow-moving inventory based on management estimates. Inventories are written down based on the difference between the cost of inventories and the net realizable value based upon estimates about future demand from customers and specific customer requirements on certain projects.
     Anti-dilutive Shares — FASB Accounting Standards Codification (ASC) 260 (SFAS No. 128, “Earnings Per Share,”) provides for the calculation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including common stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive. For the three months ended September 30, 2009 207,234 shares of common stock equivalents were included in the computation of diluted earnings per share. For the three months ended September 30, 2009, 207,234 shares of common stock equivalents were included in the computation of diluted earnings per share. For the three months ended September 30, 2008, 233,738 shares of common stock equivalents were excluded from the computation of diluted earnings per share, since their effect would be anti-dilutive. For the nine months ended September 30, 2009 and 2008, 207,234 and 233,738 shares of common stock equivalents, respectively were excluded from the computation of diluted earnings per share, since their effect would be anti-dilutive.
     The following table illustrates the computation of the weighted average shares outstanding used in computing earnings per share in our financial statements:

	Three Months Ended		Six Months Ended
	September 30,	September	September	September
	2009	30, 2008	30, 2009	30, 2008
Weighted Average Shares Outstanding
Basic	38,994,000	3,740,368	38,286,787	37,671,794
Dilutive effect of warrants outstanding	32,088	—	—	—
Dilutive effect of warrants stock options outstanding	175,146	—	—	—

Diluted	39,201,234	3,740,368	38,286,787	37,671,794

     Plant and equipment — Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Plant and machinery	5 years
Furniture, fixtures and equipment	5 years
Computers and software	3 — 5 years
Equipment acquired under capital leases	3 — 5 years
Automobiles	3 years
Leasehold improvements	the shorter of asset life on initial lease term
     Goodwill — Goodwill is the excess of purchase price over the fair value of net assets acquired. The Company applies FASB ASC 350-20 (Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”), which requires the carrying value of goodwill to be evaluated for impairment on an annual basis, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and sales, franchise/product distribution operations and cable, wire and mechanical assemblies.
     Photovoltaic installation, integration and sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the nine months ended September 30, 2009 and 2008, the Company did recognize one product sale on a bill and hold arrangement in each period. In the 2009 instance, the customer requested that we store product to combine with a subsequent order in order to reduce their transportation costs. In the 2008 instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on these sales.
Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.
In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
     Franchise/product distribution operations — The Company began selling franchise territories in fiscal 2008. The Company did not recognize any franchise revenue in its fiscal 2008 financial statements. For the three and nine months ended September 30, 2009, the Company recognized approximately $169,000 in franchise/distribution revenue consisting of approximately $160,000 in product sales, $7,000 in royalty revenue and $2,000 in franchise fee revenue. The Company has adopted the provisions of FASB ASC 952 (Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. At September 30, 2009 the Company had $320,000 in inventory deposits included in its financial statements from franchisees. Deferred revenue and deposits as of December 31, 2008 were reclassified to conform to the current period presentation. During August and September 2009, the Company terminated all existing franchise agreements and will no longer be seeking new franchisees. The Company has entered into arrangements with most of its former franchisees in which they will distribute our Yes! Solar SolutionsTM branded products. Costs associated with the termination of franchise agreements were approximately $258,000 and were recorded in the financial statements under the sales, marketing and customer service classification. In addition the Company expects to seek potential distributors for this product line. The Company does not expect that the change from a franchise to a distributor model will have a material effect on operating income. The Company will continue its significant involvement in the product distribution operations of the segment. Therefore, the Company did not treat the segment as a discontinued operation.
     Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sales of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At September 30, 2009 and December 31, 2008 the Company has recorded an allowance of approximately $275,000 and $49,000, respectively.
     Stock-based compensation — The Company accounts for stock-based compensation under the provisions of FASB ASC 718 (Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and generally recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of FASB ASC 718.
     Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in cost of goods sold. During the three months ended September 30, 2009 and 2008, shipping and handling costs expensed to cost of goods sold were approximately $305,000 and $181,000, respectively. During the nine months ended September 30, 2009 and 2008, shipping and handling costs expensed to cost of goods sold were approximately $575,000 and $428,000, respectively.
     Advertising costs — Costs for newspaper, television, radio, and other media and design are expensed as incurred. The Company expenses the production costs of advertising the first time the advertising takes place. The costs for this type of advertising were approximately $39,000 and $81,000 during the three months ended September 30, 2009 and 2008, respectively. The costs for this type of advertising were approximately $155,000 and $233,000 during the nine months ended September 30, 2009 and 2008, respectively.
     Product warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our cable, wire and mechanical assemblies business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. As a result, the Company recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. In our cable, wire and mechanical assemblies business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company has recorded a warranty provision of approximately $138,000 and $339,000 for the three months ended September 30, 2009 and 2008, respectively. The Company has recorded a warranty provision of approximately $364,000 and $526,000 for the nine months ended September 30, 2009 and 2008, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all of a deferred tax asset will not be realized.
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
     All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at period-end exchange rates. All income and expenditure items in the income statements of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at average annual exchange rates. Translation gains and losses arising from the translation of the financial statements of foreign subsidiaries whose functional currency is other than the U.S. dollar are not included in determining net income but are accumulated in a separate component of stockholders’ equity as a component of comprehensive income. The functional currency of the Company’s operations in the People’s Republic of China is the Renminbi.
     Gains and losses resulting from the translation of transactions denominated in foreign currencies are included in income.
     Aggregate net foreign currency transaction losses included in the income statement was approximately $7,000 and $7,000 for the three months ended September 30, 2009 and 2008, respectively. Aggregate net foreign currency transaction losses included in the income statement was approximately $17,000 for the nine months ended September 30, 2009. Aggregate net foreign currency gains included in the income statement was approximately $242,000 for the nine months ended September 30, 2008.

     Comprehensive income (loss) — FASB ASC 220 (Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,”) establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.
     Comprehensive income, as defined, includes all changes in equity during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain (loss) of available-for-sale securities. For the three months ended September 30, 2009, comprehensive income was $1,738,000 (composed of a net income of approximately $1,738,000 and a foreign currency translation loss of $0) and for the three months ended September 30, 2008, the comprehensive loss was $1,178,000 (composed of a net loss of approximately $972,000 and a foreign currency translation loss of $206,000). For the nine months ended September 30, 2009, and 2008, comprehensive loss was $2,582,000 (composed of a net loss of approximately $2,582,000 and a foreign currency translation loss of $0) and approximately $5,951,000 (composed of a net loss of approximately $5,656,000 and a foreign currency translation adjustment of approximately $295,000), respectively.
     Post-retirement and post-employment benefits — The Company’s subsidiaries which are located in the People’s Republic of China contribute to a state pension scheme on behalf of its employees. The Company recorded approximately $13,000 and $21,000 for expense related to its pension contribution for the three months ended September 30, 2009 and 2008, respectively. The Company recorded approximately $49,000 and $55,000 in expense related to its pension contributions for the nine months ended September 30, 2009 and 2008, respectively. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.
     Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3. Recently Issued Accounting Pronouncements
     The Financial Accounting Standards Board (“FASB”) implemented the FASB Accounting Standards Codification (the “Codification”) effective July 1, 2009. The Codification has become the source of authoritative GAAP recognized by FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities law are also sources of authoritative GAAP for SEC registrants, including the Company. On the effective date of the Codification, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grand-fathered non-SEC accounting literature not included in the Codification has become non-authoritative.
     Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts, but instead will issue Accounting Standards Updates (“ASU’s”). ASU’s will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the conclusions on the changes in the Codification.
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued FASB ASC 815 (SFAS No. 161, “Disclosures about Derivatives Instruments and Hedging Activities, an Amendment of FASB Statement No. 133.) FASB ASC 815 requires enhanced disclosures about a company’s derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of FASB ASC 815 did not have a material impact on results of operations, cash flows or financial position.
     In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB ASC 350 (FASB Staff Position (FSP) FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.”) The FASB ASC 350 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB ASC 350 (SFAS No. 142, “Goodwill and Other Intangible Assets.”) The FASB ASC 350 must be applied prospectively to intangible assets acquired after the effective date. The Company will apply the guidance of the FASB ASC 350 to intangible assets acquired after January 1, 2009. For the nine months ended September 30, 2009, there were no intangible assets acquired. The Company’s adoption did not have a material impact on its financial position, results of operations, or cash flows.
     In June 2008, the FASB ratified FASB ASC 815 (EITF Issue 07-5 (EITF 07-5), “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock.”) FASB ASC 815 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments. FASB ASC 815 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of FASB ASC 815 did not have a material effect on our consolidated financial statements.
     In May 2009, the FASB issued FASB ASC 470 (Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”). FASB ASC 470 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FASB ASC 470 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FASB ASC 470 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC 470 did not have a material effect on our consolidated financial statements.
     In April 2009, FASB issued FASB ASC 825 and FASB ASC 270, “(FSP 107-1 and APB 28-1 Interim Disclosures about Fair Value of Financial Instruments”) which increase the frequency of fair value disclosures to a quarterly instead of annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on an entity’s balance sheet at fair value. FASB ASC 825 and FASB ASC 270 are effective for interim and annual periods ending after June 15, 2009. The adoption of

FASB ASC 825 and FASB ASC 470 did not have a material impact on results of operations, cash flows or financial position
     In May 2009, FASB issued FASB ASC 855 (SFAS No. 165, “Subsequent Events”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, FASB ASC 855 sets forth (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FASB ASC 855 is effective for interim or annual financial reporting periods ending after June 15, 2009. The adoption of FASB ASC 855 did not have a material impact on results of operations, cash flows or financial position.
     In June 2009, FASB issued FASB ASC 105 (SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”). The objective of FASB ASC 105 is to establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”). FASB ASC 105 is effective for interim and annual financial reporting periods ending after September 15, 2009. The adoption of FASB ASC 105 did not have a material impact on results of operations, cash flows or financial position.
     In June 2009, FASB issued FASB ASC 860 (SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140”). FASB ASC 860 applies to all entities and is effective for annual financial periods beginning after November 15, 2009 and for interim periods within those years. Earlier application is prohibited. A calendar year-end company must adopt this statement as of January 1, 2010. This statement retains many of the criteria of FASB ASC 860 (FASB 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) to determine whether a transfer of financial assets qualifies for sale accounting, but there are some significant changes as discussed in the statement. Its disclosure and measurement requirements apply to all transfers of financial assets occurring on or after the effective date. Its disclosure requirements, however, apply to transfers that occurred both before and after the effective date. In addition, because FASB ASC 860 eliminates the consolidation exemption for Qualifying Special Purpose Entities, a company will have to analyze all existing QSPEs to determine whether they must be consolidated under FASB ASC 810. The Company does not anticipate the adoption of FASB ASC 105 to have a material impact on results of operations, cash flows or financial position.
     In June 2009, FASB issued FASB ASC 810 (SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). FASB ASC 810 applies to FASB ASC 105 entities and is effective for annual financial periods beginning after November 15, 2009 and for interim periods within those years. Earlier application is prohibited. A calendar year-end company must adopt this statement as of January 1, 2010. The Company does not anticipate the adoption of FASB ASC 105 to have a material impact on results of operations, cash flows or financial position.
     In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value”. ASU 2009-05 applies to all entities that measure liabilities at fair value within the scope of FASB ASC 820, “Fair Value Measurements and Disclosures”. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance, October 1, 2009 for the Company. The Company does not anticipate the adoption of SFAS 168 to have a material impact on results of operations, cash flows or financial position.
     In October 2009, the FASB ratified FASB ASC 605-25 (the EITF’s final consensus on Issue 08-1, “Revenue Arrangements with Multiple Deliverables”). ASC 605-25 is effective for fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted on a prospective or retrospective basis. The Company does not anticipate the adoption of FASB ASC 105 to have a material impact on results of operations, cash flows or financial position.
4. Inventories
     Inventories consisted of the following (in thousands):

	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Raw material	$3,360	$2,184
Finished goods	2,600	2,538
Work in process	44	—
Provision for obsolete stock	(74)	(57)

	$5,930	$4,665

5. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets consisted of the following (in thousands):

	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Rental, equipment and utility deposits	$154	$274
Recoverable VAT	392	—
Supplier deposits	57	158
Insurance	244	127
Advertising	105	124
Other	74	88

	$1,026	$771

6. Property, Plant and Equipment
     Property, plant and equipment consisted of the following (in thousands):

	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Plant and machinery	$668	661
Furniture, fixtures and equipment	343	260
Computers and software	681	754
Equipment acquired under capital leases	709	709
Trucks	246	246
Leasehold improvements	556	610

Total cost	3,203	3,240
Less: accumulated depreciation	(1,642)	(1,062)

	$1,561	$2,178

     Depreciation expense for the three months ended September 30, 2009 and 2008 was approximately $212,000 and $180,000, respectively. Depreciation expense for the nine months ended September 30, 2009 and 2008 was approximately $638,000 and $512,000, respectively.
7. Accrued Liabilities
     Accrued liabilities consisted of the following (in thousands):

	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Accrued payroll and related costs	$575	$782
Sales tax payable	706	258
Accrued commission	203	—
Warranty reserve	1,107	743
Customer deposits	1,083	943
Insurance premium financing	211	101
Accrued construction costs	—	162
Other	431	69

	$4,316	$3,058

8. Stockholders’ Equity
     On September 23, 2009, we completed the first closing of a private placement of 12,077,000 shares of restricted common stock at a purchase price of $1.00 per share to 30 accredited investors. The shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales under state securities laws. Subsequent to the quarter end we completed a second close on a private placement of an additional 2,000,000 shares of restricted common stock at a purchase price of

$1.00 per share to one additional accredited investor who could not complete the required paperwork in time to be included in the first closing on September 23, 2009. The shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales under state securities laws.
     On May 18, 2009, the Company issued 10,000 shares of its common stock as compensation for services. The shares were fair valued at $0.74 per share, the closing price of the Company’s common stock on May 18, 2009.
     On January 12, 2009, the Company issued 162,501 shares of its common stock to its independent directors, under the Company’s 2006 Equity Incentive plan, for fiscal 2009. The shares were fair valued at $0.60 per share, the closing price of the Company’s common stock on January 2, 2009, the date of grant.
9. Income Taxes
     Pursuant to FASB ASC 740 (Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,”) income taxes are recorded based on current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities. We base our estimate of current and deferred taxes on the tax laws and rates that are currently in effect in the appropriate jurisdiction. Changes in laws or rates may affect the current amounts payable or refundable as well as the amount of deferred tax assets or liabilities.
10. Stock-based Compensation
     The Company accounts for stock compensation expense under the provisions of FASB ASC 718 (Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of FASB ASC 718.
     The following table summarizes the consolidated stock-based compensation expense, by type of awards for the three and nine months ended September 30, 2009 and 2008 (in thousands):

	For Three Months Ended		For Nine Months Ended
	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Employee stock options	$117	$114	$349	$309
Stock grants	45	39	139	84

Total stock-based compensation expense	$162	$153	$488	$393

     The following table summarizes the consolidated stock-based compensation by line item for the three and nine months ended September 30, 2009 and 2008 (in thousands):

	For Three Months Ended		For Nine Months Ended
	September	September	September	September 30,
	30, 2009	30, 2008	30, 2009	2008

General and administrative	$117	$149	$356	$373
Sales, marketing and customer service	36	3	105	18
Engineering, design and product management	9	1	27	2

Total stock-based compensation expense	162	153	488	393
Tax effect on stock-based compensation expense	—	—	—	—

Total stock-based compensation expense after taxes	$162	$153	$488	$393

Effect on net income (loss) per share: Basic and diluted	$0.00	$0.00	($0.01)	($0.01)

     As stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated its forfeiture rate at 7.8% and 7.5% for the nine months ended September 30, 2009 and 2008, respectively.

Valuation Assumptions
Determining Fair Value
     Valuation and Amortization Method — The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes-Merton option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Service-based and performance-based options typically have a five year life from date of grant and vesting periods of three to four years.
     Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Company utilizes the simplified method under the provisions of FASB ASC 718-10-S99-1 (Staff Accounting Bulletin No. 107 (“SAB 107”)) for estimating the expected term of the stock-based award, instead of historical exercise data. For its performance-based awards, the Company has determined the expected term life to be 5 years based on contractual life, the seniority of the recipient and absence of historical data on the exercise of such options.
     Expected Volatility — The Company uses the historical volatility of the price of its common shares.
     Expected Dividend — The Company has never paid dividends on its common shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.
     Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.
     During the nine months ended September 30, 2009, the Company granted 414,500 service-based options fair-valued between $0.37 and $0.46 using the Black-Scholes-Merton model and 162,501 restricted stock grants fair-valued at $0.60 using the closing price of the Company’s common stock at the date of grant. The vesting of the service-based option will occur over a four-year period beginning one year from the date of grant. During the nine months ended September 30, 2008, the Company granted 553,000 service-based options fair-valued between $0.69 and $1.50 using the Black-Scholes-Merton model and 63,367 restricted stock grants fair-valued between $1.30 and $3.45 using the closing price of the Company’s common stock at the date of grant. The Company recorded approximately $488,000 and $393,000 in stock-based compensation expense related to these grants during the nine months ended September 30, 2009 and 2008, respectively.
     Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes-Merton model for stock option grants during the nine months ended September 30, 2009 and 2008 were as follows:

	2009	2008
	Service-based	Service-based

Expected term	3.75	3.25 – 3.75
Risk-free interest rate	1.72%	2.65 – 2.74%
Volatility	88%	75%
Dividend yield	0%	0%
Equity Incentive Plan
     On November 15, 2006, subject to approval of the stockholders, the Company adopted the 2006 Equity Incentive Plan (the “Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of common stock of the Company through awards of incentive and nonqualified stock options (“Options”), stock (“Restricted Stock” or “Unrestricted Stock”) and stock appreciation rights (“SARs”). The Plan was approved by the stockholders on February 7, 2007.
     The Company currently has service-based and performance-based options and restricted stock grants outstanding. The service-based options vest in 25% increments and expire five years from the date of grant. Performance-based options vest upon satisfaction of the performance criteria as determined by the Compensation Committee of the Board of Directors and expire five years from the date of grant. The restriction period on restricted shares shall expire per the terms of the grant agreement.
     Total number of shares reserved and available for grant and issuance pursuant to this Plan is equal to nine percent (9%) of the number of outstanding shares of the Company. Not more than two million (2,000,000) shares of stock shall be granted in the form of incentive stock options.

     Shares issued under the Plan will be drawn from authorized and un-issued shares or shares now held or subsequently acquired by the Company.
     Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g. convertible preferred stock, convertible debentures, or warrants for common stock), but not outstanding options to acquire stock.
     At September 30, 2009 there were approximately 4,714,842 shares available to be issued under the plan (9% of the outstanding shares of 50,020,826 plus outstanding warrants of 2,366,302). There were 3,174,518 options and restricted shares issued under the Plan, 87,445 options have been exercised and 1,452,879 shares are available to be issued.
     The exercise price of any option will be determined by the Company when the option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a stockholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.
     The following table summarizes the Company’s stock option activities for the three and nine month periods ended March 31, 2009, June 30, 2009, and September 30, 2009:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual	Intrinsic Value
	Shares	Per Share	Term	($000)

Outstanding December 31, 2008	2,356,900	1.28	3.61	—
Granted	414,500	0.74	5.00	—
Exercised	—	—	—	—
Forfeited	(7,500)	1.00	—	—

Outstanding March 31, 2009	2,763,900	1.20	3.48	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(8,500)	0.88	—	—

Outstanding June 30, 2009	2,755,400
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(56,750)	0.97	—	—

Outstanding September 30, 2009	2,698,650	$1.19	2.61	$53,973

Exercisable September 30, 2009	1,417,316	$1.20	2.24	$45,219

     The weighted-average grant-date fair value of options granted during the three months ended September 30, 2009 and 2008 was $0 and $0, respectively. The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2009 and 2008 was $0.74 and $1.10, respectively.
     The following table summarizes the Company’s restricted stock activities:

Shares
Outstanding as of December 31, 2008	313,367
Granted	162,501
Exercised	—
Forfeited	—

Outstanding as of March 31, 2009	475,868
Granted	—
Exercised	—

Shares
Forfeited	—

Outstanding as of June 30, 2009	475,868
Granted	—
Exercised	—
Forfeited	—

Outstanding as of September 30, 2009	475,868

Vested as of September 30, 2009	450,868

     Changes in the Company’s non-vested stock options are summarized as follows:

	Service-based Options		Performance-based Options		Restricted Stock
		Weighted-				Weighted-
		Average		Weighted-		Average
		Grant		Average		Grant
		Date Fair		Grant Date		Date Fair
		Value Per		Fair Value		Value Per
	Shares	Share	Shares	Per Share	Shares	Share

Non-vested as of December 31, 2008	1,124,334	$0.84	50,000	$0.73	75,000	$1.20
Granted	414,500	0.42	—		162,501	0.60
Vested	(75,000)	1.44	—		(162,501)	0.60
Forfeited	(7,500)	1.00	—		—	—

Non-vested as of March 31, 2009	1,456,334	1.03	50,000	0.73	75,000	1.20
Granted	—		—		—	—
Vested	(100,500)	0.69	—		—	—
Forfeited	(8,500)	1.00	—		—	—

Non-vested as of June 30, 2009	1,347,334	0.76	50,000	0.73	75,000	1.20
Granted	—	—	—	—	—	—
Vested	(59,250)	0.66	—	—	(50,000)	1.30
Forfeited	(56,750)	0.61	—	—	—	—

Non-vested as of September 30, 2009	1,231,334	$0.72	50,000	$0.73	25,000	$1.00

     As of September 30, 2009, there was approximately $642,000, $8,000 and $47,000 of unrecognized compensation cost related to non-vested service-based options, performance-based options and restricted stock grants, respectively. The cost is expected to be recognized over a weighted-average of 3.25 years for service-based options and restricted stock grants and 1.0 years for performance-based options. During the three and nine months ended September 30, 2009 there were no changes to the contractual life of any fully vested options.
     11. Commitments and Contingencies
     Letters of Credit — At September 30, 2009, the Company had outstanding standby letters of credit of approximately $275,400 as collateral for its capital lease and a retailer program agreement. The standby letters of credit are issued for a term of one year, maturing in November 2009 and September 2010. Our bank has restricted approximately $527,000 of our cash as collateral for these letters of credit.
     Guarantee of Performance — The Company has entered into a guarantee of the financial performance for its wholly owned subsidiary, Yes! Solar, Inc. (“Yes!”) in conjunction with the submission of Yes! Solar, Inc’s. Uniform Franchise Disclosure Document (“UFDD”) to the California Department of Corporations. The Company plans to withdraw the UFDD upon completion of the settlement agreements with its former franchisees.
     Financing Agreement — On December 13, 2007, the Company and its wholly-owned subsidiary, Yes entered into a Retailer

Program Agreement (the “Agreement”) with GE Money Bank to provide to Yes! retail customers a vehicle to finance solar systems purchased from Yes!. The agreement provides that the Company will provide a standby letter of credit equal to the greater of $50,000 or one percent of sales under the Agreement. A standby letter of credit in the amount of $50,000 was issued on November 14, 2008 as a condition to the execution of the Agreement. The term of the letter of credit is for one year. As of September 30, 2009 there have been no sales under this Agreement.
     Operating leases — The Company leases premises under various operating leases. Rental expense under operating leases included in the statement of operations was approximately $184,000 and $185,000 for the three months ended September 30, 2009 and 2008, respectively. Rental expense under operating leases included in the statement of operations was approximately $570,000 and $698,000 for the nine months ended September 30, 2009 and 2008, respectively.
     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligated the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty of as much as $6.5 Million. On June 8, 2009, the Company signed a Second Amendment to Agreement for Sale of Photovoltaic Panels (“Second Modification”) which amends the agreement to remove the minimum purchase requirements from the agreement.
     Restricted Cash — On March 25, 2009, our bank restricted an additional $273,000 as collateral for Automatic Clearing House transactions related to our franchise/distribution operations.
      Accounts Payable – At September 30, 2009 our trade accounts payable was approximately $17,100,000, an increase of approximately $13,200,000 over the comparable period, December 31, 2008. The increase is primarily attributable to standard credit terms being extended to the Company by its solar cell vendors. In 2008, the Company was required to pay cash in advance for solar cells.
12. Operating Risk
     Concentrations of Credit Risk and Major Customers — A substantial percentage of the Company’s net revenue comes from sales made to a small number of customers and are typically sold on an open account basis. Details of customers accounting for 10% or more of total net sales for the nine months ended September 30, 2009 and 2008, respectively is as follows (in thousands):

Customer	2009	2008

Conergy / Sun Technics	$6,473	$22,486
IX Energy	—	4,502
ENE Energy	—	4,150
Solar Tax Partners 1	13,163	—
     Details of customers representing 10% or more of accounts receivable balances and costs and estimated earnings in excess of billings on uncompleted contracts at September 30, 2009 and 2008, respectively are (in thousands):

Customer	2009	2008

Conergy / Sun Technics	$—	$1,387
Bayer & Raach GmbH	2,664	—
Siemens Transportation	—	1,138
Solar Tax Partners 1	13,163	—
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our cable, wire and mechanical assemblies business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. As a result, the Company recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. In our cable, wire and mechanical assemblies business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company has recorded a warranty provision of approximately $138,000 and $339,000 for the three months ended September 30, 2009 and 2008, respectively. The Company has recorded a warranty provision of approximately $364,000 and $526,000 for the nine months ended September 30, 2009 and 2008, respectively.
13. Fair Value of Financial Instruments
     The fair value of financial instruments is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. In accordance with FASB ASC 820 (SAS No. 157 “Fair Value Measurements”), the Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or unobservable inputs for assets or liabilities (Level 3), depending on the nature of the item being valued. The following disclosure are made in accordance with FASB ASC 820 (FASB Staff Position (FSP) FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments.”)
     The carrying amounts of cash and cash equivalents and accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximate their respective fair values at each balance sheet date due to their liquid and short term nature.
     The Company’s long-term borrowings are recorded at historical amounts. The Company has compared interest rates of borrowings with similar terms, conditions and interest rates and determined that the carrying value approximates the estimated fair value.
14. Geographical Information
     The Company has three reportable segments: (1) photovoltaic installation, integration and solar panel sales (“Photovoltaic installation, integration and sales”), (2) franchise/product distribution operations and (3) cable, wire and mechanical assemblies and processing sales (“Cable, wire and mechanical assemblies”). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the three and nine months ended September 30, 2009 and 2008 are as follows:

	For the Three Months Ended September 30, 2009			For the Three Months Ended September 30, 2008
		Inter-segment			Inter-segment
Segment (in thousands)	Net sales	sales	Income (loss)	Net sales	sales	Income (loss)

Photovoltaic installation, integration and sales	$21,208	$—	$1,820	$18,841	$—	$(878)
Franchise/product distribution operations	122	—	(562)	—		(165)
Cable, wire and mechanical assemblies	950	—	480	788	.	71

Segment total	22,280	—	1,738	19,629	—	(972)
Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—

Consolidated totals net Sales	$22,280	$—		$19,629	$—

Income (loss) before taxes			$1,738			$(972)

	For the Nine Months Ended September 30, 2009			For the Nine Months Ended September 30, 2008
		Inter-segment			Inter-segment
Segment (in thousands)	Net sales	sales	Income (loss)	Net sales	sales	Income (loss)

Photovoltaic installation, integration and sales	$35,522	$—	$(2,569)	$33,625	$—	$(5,571)
Franchise/product distribution operations	169	—	(1,108)	—		(423)
Cable, wire and mechanical assemblies	2,784	—	1,098	1,884	.	341

Segment total	38,475	—	(2,579)	35,509	—	(5,653)
Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—

Consolidated totals net sales	$38,475	$—		$35,509	$—

Income (loss) before taxes			$(2,579)			$(5,653)

	For Three Months Ended September		For Three Months Ended September
Interest income and expense by segment are as follows (in	30, 2009		30, 2008
thousands):	Interest income	Interest expense	Interest income	Interest expense

Photovoltaic installation, integration and sales	$1	$(6)	$15	$(34)
Franchise/product distribution operations	—	—	—	—
Cable, wire and mechanical assemblies	—	—	—	—

Consolidated total	$1	$(6)	$15	$(34)

	For Nine Months Ended September		For Nine Months Ended September 30,
Interest income and expense by segment are as follows (in	30, 2009		2008
thousands):	Interest income	Interest expense	Interest income	Interest expense

Photovoltaic installation, integration and sales	$5	$(34)	$120	$(108)
Franchise/product distribution operations	—	—	—	—
Cable, wire and mechanical assemblies	—	—	—	—

Consolidated total	$5	$(34)	$120	$(108)

	September 30, 2009			September 30, 2008
			Depreciation			Depreciation
The Company’s identifiable assets by segment	Identifiable	Capital	and	Identifiable	Capital	and
are as follows (in thousands):	assets	expenditure	amortization	assets	expenditure	amortization

Photovoltaic installation, integration and sales	$39,260	$21	$626	$19,173	$651	$499
Franchise/product distribution operations	828	—	—	956	—	—
Cable, wire and mechanical assemblies	807	—	12	1,380	—	13

Consolidated total	$40,895	$21	$638	$21,509	$651	$512

	For the Three Months Ended September 30, 2009				For the Three Months Ended September 30, 2008
Sales by geographic	Photovoltaic	Franchise/	Cable, wire		Photovoltaic	Franchise/	Cable, wire
location are as	installation,	product	and		installation,	product	and
follows (in	integration	distribution	mechanical		integration	distribution	mechanical
thousands):	and sales	operations	assemblies	Total	and sales	operations	assemblies	Total

United States	$13,997	$122	$868	$14,987	$2,990	$—	$698	$3,688
Asia	—	—	—	—	15,851	—	—	15,851
Europe	6,024	—	—	6,024	—	—	—	—
Australia	1,187	—	—	1,187	—	—	—	—
Mexico	—	—	82	82	—	—	90	90

Total	$21,208	$122	$950	$22,280	$18,841	$—	$788	$19,629

	For Nine Months Ended September 30, 2009				For Nine Months Ended September 30, 2008
	Photovoltaic	Franchise/	Cable, wire		Photovoltaic	Franchise/	Cable, wire
Sales by geographic	installation,	product	and		installation,	Product	and
location are as follows	integration	distribution	mechanical		integration	distribution	mechanical
(in thousands):	and sales	operations	assemblies	Total	and sales	operations	assemblies	Total

United States	$18,792	$169	$2,526	$21,488	$5,306	$—	$1,573	$6,879
Asia	6,629	—	—	6,629	28,319	—	—	28,319
Europe	8,123	—	—	8,123	—	—	—	—
Australia	1,978	—	—	1,978	—	—	—	—
Mexico	—	—	258	258	—	—	311	311

Total	$35,522	$169	$2,784	$38,475	$33,625	$—	$1,884	$35,509

Location of the Company’s identifiable assets by geographic	September 30,	September 30,
location are as follows (in thousands):	2009	2008

United States	$34,901	$15,220
China (including Hong Kong)	5,994	6,289

Total	$40,895	$21,509

Income tax expense by geographic location is as follows (in	For Three Months Ended September	For Three Months Ended September	For Nine Months Ended September	For Nine Months Ended September
thousands):	30, 2009	30, 2008	30, 2009	30, 2008

United States	$—	$—	$3	$3
China (including Hong Kong)	—	—	—	—

Total	$—	$—	$3	$3

15. Subsequent Events
     On October 6, 2009, the Company issued 120,000 of common stock at $1.00 per share to QCSS, Inc. pursuant to an agreement for services rendered.
     On October 2, 2009, we completed a second closing of a private placement of an additional 2,000,000 shares of restricted common stock at a purchase price of $1.00 per share to one accredited investor who could not complete the paperwork in time to be included in the first closing. Total shares of restricted common stock issued in the two closings on September 23, 2009 and October 2, 2009 were 14,077,000.
     Management evaluated all activity of the Company through November 9, 2009 (the filing date of the Company’s condensed consolidated financial statements on Form 10-Q for the three and nine months ended September 30, 2009) and concluded that no subsequent events have occurred that would require recognition in the condensed consolidated financial statements.

Item 2.
     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors That May Affect Future Results
     This Current Report on Form 10-Q and other written reports and oral statements made from time to time by the Company may contain so-called “forward-looking statements,” all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company’s growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company’s filings with the SEC, especially on Forms 10-K. In various filings the Company has identified important factors that could cause actual results to differ from expected or historic results. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete list of all potential risks or uncertainties.
     The following discussion is presented on a consolidated basis, and analyzes our financial condition and results of operations for the three and nine months ended September 30, 2009 and 2008.
     Unless the context indicates or suggests otherwise reference to “we”, “our”, “us” and the “Company” in this section refers to the consolidated operations of Solar Power, Inc. and its subsidiaries.
Overview
     We manufacture photovoltaic panels or modules and balance of system components in our Shenzhen, China manufacturing facility. We sell these products through three distinct sales channels; 1) direct product sales to international markets, 2) our own use in building commercial and residential solar projects in the U.S., and 3) sale of our products to a network of franchisees/dealer distributors who will serve the U.S. residential and small commercial market through our wholly-owned company Yes! Solar, Inc. In addition to our solar revenue, we generate revenue from our legacy cable, wire and mechanical assemblies segment. Our cable wire and mechanical assembly products are also manufactured in our China facility and sold into the transportation and telecommunications markets. Currently, the factory has an annual production capacity of approximately 50 megawatts of photovoltaic solar modules and balance of system products. The un-utilized capacity is being reserved for photovoltaic module and balance of system expansion.
     Our business is conducted through our wholly-owned subsidiaries, SPIC, Inc. (“SPIC”), Yes! Solar, Inc. (“YES”), Yes! Construction Services, Inc. (“YCS”), International Assembly Solutions Limited (a Hong Kong company) (“IASHK”) and IAS Electronics (Shenzhen) Co., Ltd. (“IAS Shenzhen”).
     SPIC and YCS are engaged in the business of design, sales and installation of photovoltaic (“PV”) solar systems for commercial, industrial and residential markets.
     YES was engaged in the sale and administration of our franchise operations and is now engaged in the sale of our branded Yes! Solar SolutionsTM product line through a dealer distribution network. In August and September 2009, the Company terminated all existing franchise agreements and will no longer seek new franchisees. The Company has entered into arrangements with all of our former franchisees in which they will either distribute our branded Yes! Solar SolutionsTM branded products or relinquish their franchise. In addition the Company expects to seek additional distributors for this product line. The Company does not expect that this will have a material effect on its balance sheet, but does expect that that sales of its Yes! branded products will increase because the distributorship arrangement will require less of an upfront financial commitment. The Company will continue its significant involvement in the product distribution operations of the segment. Therefore, the Company did not treat the segment as a discontinued operation.
     IASHK is engaged in sales of our cable, wire and mechanical assemblies business.

     IAS Shenzhen is engaged in manufacturing our solar modules, our balance of system products and our cable, wire and mechanical assemblies business.
     Management is considering the effect of the following industry trends as they impact the manufacturing of complete photovoltaic systems and our planned business model:
•	Solar cell pricing trends around the world: Recently the key material in the production of solar cells (silicon) has been decreasing in price due to increase of new silicon factories coming on line, coupled with the global financial crisis. Solar cells are the major component of cost in a photovoltaic module. The Company currently purchases its products at “spot” market pricing, allowing us to take advantage of declining silicon prices. To date the Company has entered into one long-term supply agreement for solar cells at which the price is fixed, but there is no financial commitment on the part of the Company to take delivery of cells. Our intent is to secure ample solar cell supply to meet our growth needs and to avoid the risk of long-term contract pricings with suppliers whose products are expected to see a decline in the average selling price. Industry experts believe that additional planned expansion of silicon processing factories coming on line will produce enough raw materials to create an oversupply on projected demand. Failure to effectively manage our supply will hinder our expected growth and increased component costs may have an adverse affect on the Company’s profitability.

•	Government subsidies: Federal and State subsidies relating directly to solar installations are an important factor in the planned growth of the solar industry. These subsidies are very important to growing the market for photovoltaic systems because they provide a significant economic incentive to all buyers. Without these incentives, industry growth would likely stall. These regulations are constantly being amended and will have a direct effect on our rollout of our distribution network among those states that offer superior incentives to the solar industry.

•	Global economic conditions: While there has been deterioration in the global economic condition of the financial markets, affecting most segments of industry and commerce, the Company is positioned in the renewable energy segment which remains strong. Since our customers may depend on financial markets for financing of solar installations, the Company is responding by seeking financing sources for its customers. Failure to secure these sources may have an adverse affect on the Company’s business opportunities and profitability.
Critical Accounting Policies and Estimates
     Inventories — Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, product obsolescence, customer concentrations, product merchantability and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. Beginning on January 1, 2009, inventories are stated at the lower of cost or market, determined by the first in first out cost method. Prior to January 1, 2009, inventories were determined using the weighted average cost method. The conversion to first in first out cost method had no material effect on the financial statements.
     Goodwill — Goodwill resulted from our acquisition of Dale Renewables Consulting, Inc. We perform a goodwill impairment test on an annual basis and will perform an assessment between annual tests in certain circumstances. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we make estimates and judgments about our future cash flows. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage our business.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and sales, franchises/product distribution operations and cable, wire and mechanical assemblies.
•	Photovoltaic Installation, integration and sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the nine months ended September 30, 2009 and 2008, the Company did recognize one product sale in each period on a bill and hold arrangement in each period. In the 2009 instance, the customer requested that we store product to combine with a subsequent order in order to reduce their transportation costs. Subsequent to the quarter end the product was delivered. In the 2008 instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on this sale.

     Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.
     In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.
     The assets, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
•	Franchise/product distribution operations — The Company began selling franchise territories in fiscal 2008 and has now discontinued selling franchise territories in favor of a product distribution network for its Yes! Solar SolutionsTM branded products. The Company did not recognize any franchise/product distribution revenue in fiscal 2008. For the three and nine months ended September 30, 2009, the Company recognized approximately $169,000 in franchise revenue consisting of approximately $160,000 in product sales, $7,000 in royalty revenue and $2,000 in franchise fee revenue is its financial statements. The Company has adopted the provisions of FASB ASC 952 (Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. At September 30, 2009 the Company had approximately $320,000 in inventory deposits included in its financial statements. During August and September 2009, the Company terminated all existing franchise agreements and will no longer seek new franchisees. The Company has entered into arrangements with most of our former franchisees in which they will distribute our branded Yes! Solar SolutionsTM branded products. Costs associated with the termination of franchise agreements were approximately $258,000 and were recorded in the financial statements under the sales, marketing and customer service classification. The Company expects to seek additional potential distributors for this product line. The Company does not expect that this will have a material effect on operating income. The Company will continue its significant involvement in the operations. Therefore, no discontinued operation treatment is required. The deferred revenue consists of deferred franchise fee revenue. These fees will either be refunded or used by existing franchisees as a credit against future product purchases.

•	Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sale of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our wire and mechanical assembly business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. In our cable, wire and mechanical assembly business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company records the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. The accrual for warranty claims consisted of the following at September 30, 2009 (in thousands):

(in thousands)
Balance at December 31, 2008	$743
Provision charged to warranty expense	364
Less: warranty claims	—

Balance at September 30, 2009	$1,107

     Stock based compensation — The Company accounts for stock based compensation under the provisions of FASB ASC 718 (Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of FASB ASC 718. Prior to 2006 the Company had not issued stock options or other forms of stock-based compensation.
Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.
     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At September 30, 2009 and December 31, 2008 the Company has an allowance of approximately $275,000 and $49,000, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.
Our operations include manufacturing activities outside of the United States. Profit from non-U.S. activities is subject to local country taxes but not subject to United States tax until repatriated to the United States. It is our intention to permanently reinvest these earnings outside the United States. The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result.
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions are included in income. Translations adjustments as a result of the process of translating foreign financial statements from functional currency to U.S. dollars are disclosed and accumulated as a separate component of equity.
     Aggregate net foreign currency transaction losses included in the income statement was approximately $7,000 for each of the three months ended September 30, 2009 and 2008, respectively. Aggregate net foreign currency transaction losses included in the income statement was approximately $17,000 for the nine months ended September 30, 2009 Aggregate net foreign currency gains included in the income statement was approximately $242,000 for the nine months ended September 30, 2008.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations
Three and Nine Months Ended September 30, 2009, as compared to Three and Nine Months Ended September 30, 2008
Net Sales
     Net sales for the three months ended September 30, 2009 increased 13.5% to approximately $22,280,000 from approximately $19,629,000 for the three months ended September 30, 2008.
     Net sales for the three months ended September 30, 2009, in the photovoltaic installation, integration and product sales segment, increased 12.6% to approximately $21,208,000 from approximately $18,841,000. The increase in sales in this segment was attributable to the increase in revenue from installation and integration sales. The Company expects that installation and integration revenues will continue to increase during subsequent quarters as general economic conditions improve and pipeline projects move into the development stage.
     Net sales in our franchise/product distribution operations segment were approximately $122,000 for the three months ended September 30, 2009. There were no sales in our franchise operations segment for the three months ended September 30, 2008. The Company expects that product distribution operation revenues will increase in subsequent quarters.
     Net sales for the three months ended September 30, 2009, in the cable, wire and mechanical assemblies segment, increased 20.6% to approximately $950,000 from approximately $788,000 for the year earlier comparative period. The increase is attributable to sales to one customer. This is the legacy segment of the Company’s business. The Company expects to continue to service the customers it has in this segment as it continues to develop its solar segment, but is not actively seeking new customers. Sales in this segment are expected to fluctuate from quarter to quarter during fiscal 2009.
     Net sales for the nine months ended September 30, 2009 increased 8.4% to approximately $38,475,000 from approximately $35,509,000 for the nine months ended September 30, 2008.
     Net sales for the nine months ended September 30, 2009, in the photovoltaic installation, integration and product sales segment, increased 5.6% to approximately $35,522,000 from approximately $33,625,000. The increase in sales in this segment was attributable to the increase in revenue from installation and integration sales. The Company expects that installation and integration revenues will continue to increase during subsequent quarters as general economic conditions improve and pipeline projects move into the development stage.
     Net sales in our franchise operations segment were approximately $169,000 for the nine months ended September 30, 2009. There were no sales in our franchise operations segment for the nine months ended September 30, 2008. The Company expects that franchise operation revenues will increase in subsequent quarters.
     Net sales for the nine months ended September 30, 2009, in the cable, wire and mechanical assemblies segment, increased 47.8% to approximately $2,784,000 from approximately $1,884,000 for the year earlier comparative period. The increase is attributable to sales to one customer. This is the legacy segment of the Company’s business. The Company expects to continue to service the customers it has in this segment as it continues to develop its solar segment, but is not actively seeking new customers. Sales in this segment are expected to fluctuate from quarter to quarter during fiscal 2009.
Cost of Goods Sold
     Cost of goods sold were approximately $17,143,000 (76.9% of net sales) and approximately $17,762,000 (90.5% of net sales) for the three months ended September 30, 2009 and 2008, respectively.
     Cost of goods sold in the photovoltaic installation, integration and product sales segment was approximately $16,477,000 (77.7% of sales) for the three months ended September 30, 2009 compared to approximately $17,078,000 (90.6% of net sales) for the three months ended September 30, 2008. The decrease in costs of goods sold as a percentage of sales over the comparative period is attributable to the decrease in solar cell prices and the increase in construction activity allowing the absorption of overhead. It is expected that our cost of goods sold as a percentage of sales will decrease as solar cell prices continue to decrease and construction activities continue to increase in subsequent quarters.
     Cost of goods sold in our franchise/product distribution operations was approximately $110,000 (90.2% of net sales) for the three months ended September 30, 2009. There were no cost of goods sold in this segment for the three months ended September 30, 2009 and 2008.

     Cost of goods sold in the cable, wire and mechanical assembly segment were approximately $556,000 (58.5% of net sales) for the three months ended September 30, 2009 compared to approximately $684,000 (86.8% of net sales) for the three months ended September 30, 2008. The decrease is attributable to a change in product mix during the quarter. The Company expects that margin will continue to vary with product mix in this segment.
     Cost of goods sold were approximately $31,150,000 (81.0% of net sales) and approximately $32,226,000 (90.8% of net sales) for the nine months ended September 30, 2009 and 2008, respectively.
     Cost of goods sold in the photovoltaic installation, integration and product sales segment was approximately $29,372,000 (82.7% of sales) for the nine months ended September 30, 2009 compared to approximately $30,772,000 (91.5% of net sales) for the nine months ended September 30, 2008. The decrease in costs of goods sold as a percentage of sales over the comparative period is attributable to a decrease in solar cell prices. It is expected that this trend will continue in subsequent quarters as solar cell prices continue to decrease and system installation projects move to the development stage.
     Cost of goods sold in our franchise operations was approximately $149,000 (88.2% of net sales) for the nine months ended September 30, 2009. There were no cost of goods sold in our franchise operations segment for the nine months ended September 30, 2009 and 2008.
     Cost of goods sold in the cable, wire and mechanical assembly segment were approximately $1,629,000 (58.5% of net sales) for the nine months ended September 30, 2009 compared to approximately $1,454,000 (77.2% of net sales) for the nine months ended September 30, 2008. The decrease is attributable to product mix. The Company expects that margin will continue to vary with product mix in this segment.
General and Administrative Expense
     General and administrative expense was approximately $2,105,000 and $2,134,000 for the three months ended September 30, 2009 and 2008, respectively, a decrease of 1.4%. As a percentage of sales, general and administrative expense was 9.4% and 10.9% for the three months ended September 30, 2009 and 2008, respectively. The decrease in costs for the three months ended September 30, 2009 over the comparative period is primarily due to the decrease in bad debt expense and stock-based compensation expense offset by increases in employee costs. Significant elements of general and administrative expense for the three months ended September 30, 2009 were employee related expenses of approximately $1,220,000, professional and consulting fees of approximately $217,000, rent, telephone and utilities of approximately $262,000, travel and lodging of approximately $36,000, depreciation expense of approximately $120,000 and stock-based compensation expense of approximately $117,000. The Company expects that general and administrative expense will continue at the current rates in the future.
     General and administrative expense was approximately $6,541,000 and $6,808,000 for the nine months ended September 30, 2009 and 2008, respectively, a decrease of 3.9%. As a percentage of sales, general and administrative expense was 17.0% and 19.2% for the nine months ended September 30, 2009 and 2008, respectively. The decrease in costs for the nine months ended September 30, 2009 over the comparative period is primarily due to the decrease in professional fee expense offset by increased employee costs. Significant elements of general and administrative expense for the nine months ended September 30, 2009 were employee related expenses of approximately $3,424,000, professional and consulting fees of approximately $724,000, rent, telephone and utilities of approximately $514,000, travel and lodging of approximately $126,000, depreciation expense of approximately $343,000 and stock-based compensation expense of approximately $356,000. The Company expects that general and administrative expense will continue at the current rates in the future.
Sales, Marketing and Customer Service Expense
     Sales, marketing and customer service expense was $1,145,000 and $558,000 for the three months ended September 30, 2009 and 2008, respectively, an increase of 105.2%. As a percentage of sales, sales, marketing and customer service expense was 5.1% and 2.8%, respectively. The increase in sales, marketing and customer service expense over the comparative period was primarily due to an increase in employee costs due to increased sales staffing and increased customer care costs and settlement costs with the Company’s franchisees. Significant elements of sales, marketing and customer service expense for the three months ended September 30, 2009 were employee related expense of approximately $373,000, advertising expense of approximately $39,000, stock-based compensation expense of approximately $36,000, commission expense of approximately $222,000, rent, telephone and utilities of approximately $43,000, business development costs of approximately $20,000, customer care costs of approximately $39,000, settlement costs with the Company’s franchisees of $258,000 and travel expenses of approximately $32,000. The Company expects that sales, marketing and customer service expense, as a percentage of sales, other than the one-time franchise settlement costs, will continue at similar rates in future periods.

     Sales, marketing and customer service expense was $2,780,000 and $1,749,000 for the nine months ended September 30, 2009 and 2008, respectively, an increase of 58.9%. As a percentage of sales, sales, marketing and customer service expense was 7.2% and 4.9%, respectively. The increase in sales, marketing and customer service expense over the comparative period was primarily due to a increase in employee costs due to increased sales staffing and increased customer care costs and settlement costs with the Company’s franchisees. Significant elements of sales, marketing and customer service expense for the nine months ended September 30, 2009 were employee related expense of approximately $1,286,000, advertising expense of approximately $155,000, stock-based compensation expense of approximately $105,000, commission expense of approximately $289,000, rent telephone and utilities of approximately $113,000, business development costs of approximately $90,000, customer care costs of approximately $92,000, franchise settlement costs of $258,000 and travel expenses of approximately $88,000. The Company expects that sales, marketing and customer service expense, as a percentage of sales, with the exception of the one-time franchise settlement costs, will continue at similar rates in future periods.
Engineering, design and product management
     Engineering, design and product management expense was $228,000 and $128,000 for the three months ended September 30, 2009 and 2008, respectively. Significant elements of product development expense for the three months ended September 30, 2009 were employee related expense of approximately $117,000 and product certification and testing costs of approximately $96,000. The Company expects that product development costs will continue at their current rate in fiscal 2009 as it expands this activity.
     Engineering, design and product management expense was $626,000 and $396,000 for the nine months ended September 30, 2009 and 2008, respectively. Significant elements of product development expense for the nine months ended September 30, 2009 were employee related expense of approximately $351,000 and product certification and testing costs of approximately $239,000. The Company expects that product development costs will continue at their current rate in fiscal 2009 as it expands this activity.
Other Income / Expense
     Other income, net, was approximately $79,000 for the three months ended September 30, 2009. Other expense, net was approximately $19,000 for the three months ended September 30, 2008. Other expense included interest expense, net, for the three months ended September 30, 2009 of approximately $6,000 of interest paid on notes and capital leases offset by interest earned on cash balances of approximately $1,000 and other income, primarily composed of a government stimulus payment received from the Chinese government by our China factory operation of approximately $84,000.
     Other income, net, was approximately $43,000 and $17,000 for the nine months ended September 30, 2009 and 2008, respectively. Other income, net included interest expense, net, for the nine months ended September 30, 2009 of approximately $34,000 of interest paid on notes and capital leases offset by interest earned on cash balances of approximately $5,000 and other income of approximately $72,000, primarily composed of a government stimulus payment received from the Chinese government by our China factory operation, of approximately $83,000 offset by other expense of approximately $9,000.
Income Tax Expense
     The Company provided income tax expense of approximately $3,000 each for the nine months ended September 30, 2009 and 2008. The Company is currently in a net loss position and has only provided for statutory minimum taxes.
Liquidity and Capital Resources
     A summary of the sources and uses of cash and cash equivalents is as follows:

	Nine Months	Nine Months
	Ended September	Ended September
(in thousands)	30, 2009	30, 2008

Net cash used in operating activities	$(7,190)	$(3,378)
Net cash used in investing activities	(21)	(651)
Net cash provided by financing activities	10,601	536

Net increase (decrease) in cash and cash equivalents	$3,390	$(3,493)

     As of September 30, 2009 and December 31, 2008, we had approximately $9,305,000 and $5,915,000 in cash and cash equivalents, respectively.
     Net cash used in operating activities of approximately $7,190,000 for the nine months ended September, 2009 was primarily a result of a net loss of approximately $2,582,000, add non-cash items included in net loss, primarily depreciation of approximately $638,000 related to property and equipment, stock issued for services of approximately $7,000, stock-based compensation expense of approximately $488,000 and bad debt expense of approximately $293,000. Also contributing to cash used in operating activities were an increase in our accounts receivable of approximately $5,659,000 as a result of increased sales with terms in our solar photovoltaic business segment, an increase in costs and estimated earnings in excess of billing on uncompleted contracts of approximately $13,168,000, an increase in inventories of approximately $1,263,000 due to advance purchases of solar cells and material in our cable, wire and mechanical assembly segment, an increase in prepaid expenses and other current assets of approximately $255,000 due to insurance policy renewals, an increase in accounts payable of approximately $13,047,000 resulting from purchase of solar cell on extended credit terms, a decrease in billings in excess of costs and estimated earnings on uncompleted contracts of approximately $79,000, a decrease in deferred revenue of approximately $125,000 resulting from the discontinuance of franchise sales, and a increase in accrued liabilities of approximately $1,468,000 primarily from an increase in accrued commission costs, inventory deposits and insurance premium financing.
     Net cash used in investing activities of approximately $21,000 for the nine months ended September 30, 2009 primarily relates to acquisition of property, plant and equipment.
     Net cash provided by financing activities was approximately $10,601,000 for the nine months ended September 30, 2009 and is comprised of approximately $11,131,000 from the private placement of 12,077,000 shares of our common stock, of approximately $273,000 from the increase in restricted cash held by our bank collateralizing ACH transactions and principal payments on notes and capital leases payable of approximately $257,000.
     In the short-term we do not expect any material change in the mix or relative cost of our capital resources. As of September 30, 2009, we had approximately $9,305,000 in cash and cash equivalents and approximately $800,000 of restricted cash collateralizing standby letters of credit we issued to support our capital lease and a financing obligation and ACH transactions of our subsidiary, Yes! Solar, Inc. Our focus will be to continue development and manufacturing of our solar modules and racking systems. We will continue to sell these products through our commercial, residential and international distribution channels.
     On September 23 and October 2, 2009, we completed a private placement of 14,077,000 shares of our common stock which, net of expenses, provided approximately $13,000,000 of working capital to support our growth
     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligated the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty. The final selling price to the Company is dependent upon the price that Solyndra, Inc. sells the same product to other third-party customers and is expected to decline over the term of the agreement. On September 8, 2009, the Company signed a Second Amendment to Agreement for Sale of Photovoltaic Panels removing the requirement to purchase specific quantities of solar panels and removing the cancellation penalties.
     The current economic conditions of the U.S. market, coupled with reductions of solar incentives in Europe have presented challenges to us in generating the revenues and or margins necessary for us to generate positive working capital for our business. While our sales pipeline of solar system construction projects continues to grow, our revenues are largely dependent on third party financing for these projects. As a result, our revenues remain difficult to predict and we cannot assure current shareholders and potential investors that we will be successful in generating positive cash from operations. Knowing that revenues are unpredictable, our strategy has been to manage our spending tightly by maintaining a core group of employees in our China and U.S. offices, and to outsource the majority of our construction workforce. We plan to grow our residential sales channel through a licensed dealership distribution model in an effort to grow product revenue without significant company infrastructure investments. These strategies have allowed us to maintain a relatively constant run rate of spending while growing our revenues year over year.
     Over the past two years we have sustained losses from operations and have relied on equity financing to provide working capital. We have been actively working with additional potential investors to ensure that we have additional equity available to us as needed. In addition, we are working on sources of project financing as well as asset backed credit facilities. One of the largest single uses of working capital is solar cells used in manufacturing our solar modules. Over the last 6 months, positive changes in the market supply and lower pricing of silicon have allowed us to reduce the working capital required to build our product, and fund much of that working capital through extended payment terms with our vendors creating the significant increase in our trade accounts payable on our balance sheet. This change in the market has allowed us to significantly reduce the amount of working capital required to maintain our inventory, and in some cases, allowed us to collect revenues from customers in advance of paying for direct materials.
     We believe the funds generated by the private placement of 14,077,000 shares of our common stock and the anticipated revenues of our operations, reductions in the working capital requirements of the business due to silicon pricing and terms, and potential funds available to us through debt and equity financing, are adequate to fund our anticipated cash needs through the next twelve months. We anticipate that we will retain all earnings, if any, to fund anticipated growth in the business.
Off-Balance Sheet Arrangements
None
Item 4T.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Our management, with the participation and under the supervision of our principal executive officer and our principal financial officer, reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures, interim period three and nine months ended September 30, 2009 covered by this report, as required by Securities Exchange Act Rule 13a-15, and concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 is accumulated and communicated to management timely, including our principal executive officer and principal financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the interim period covered by this report, our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed in the reports we filed under the Securities Exchange Act of 1934 within the time periods specified by the Securities and Exchange Commission’s rules and regulations.
     During the three and nine months ended September 30, 2009, there have been no changes in our internal controls over financial reporting, or to our knowledge, in other factors, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. We continue to enhance our internal controls over financial reporting, primarily by evaluating and enhancing our process and control documentation and increasing our systems security, in connection with our ongoing efforts to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We discuss with and disclose these matters to the Audit Committee of our Board of Directors, our Board of Directors and our auditors.

PART II
OTHER INFORMATION
Item 1. Legal Proceedings
     We are not a party to any pending legal proceeding. In the normal course of operations, we may have disagreements or disputes with employees, vendors or customers. These disputes are seen by our management as a normal part of business especially in the construction industry, and there are no pending actions currently or no threatened actions that management believes would have a significant material impact on our financial position, results of operations or cash flows.
Item 1A. Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in our public filings before making an investment decision about our common stock. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occurs, our business, operating results or financial condition could suffer, the trading price of our common stock could decline and you could lose all or part of your investment.
Factors, Risks and Uncertainties That May Affect our Business
With the exception of historical facts stated herein, the matters discussed in this report on Form S-1 are “forward looking” statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such “forward looking” statements include, but are not necessarily limited to statements regarding anticipated levels of future revenues and earnings from the operations of Solar Power, Inc. and its subsidiaries, projected costs and expenses related to our operations, liquidity, capital resources, and availability of future equity capital on commercially reasonable terms. Factors that could cause actual results to differ materially are discussed below. We disclaim any intent or obligation to publicly update these “forward looking” statements, whether as a result of new information, future events or otherwise. Unless the context indicates or suggest otherwise reference to “we”, “our”, “us”, and the “Company” in this section refers to the consolidated operations of Solar Power, Inc., a California corporation, DRCI and Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.), on a post-Merger and post Reincorporation basis, and references to “SPI Nevada” refers to Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.) prior to the Merger and Reincorporation.
Risks Related to Our Business
We have limited experience manufacturing solar systems on a commercial basis and have a limited operating history on which to base our prospects and anticipated results of operations.
We commenced solar power-related operations in June 2006 and began manufacturing solar modules in April 2007. As a result, we have limited experience manufacturing solar systems on a commercial basis. Our IAS (Shenzhen) Electronics Co., Ltd. subsidiary completed its first mechanical assembly manufacturing line in May 2005 and began commercial shipment of its cable, wire and mechanical products in June 2005. Although we are continuing to develop our solar manufacturing capabilities and processes, we do not know whether the processes we have developed will be capable of supporting large-scale manufacturing, or whether we will be able to develop the other processes necessary for large-scale manufacturing of solar systems that meet the requirements for cost, schedule, quality, engineering, design, production standards and volume requirements. If we fail to develop or obtain the necessary manufacturing capabilities it will significantly alter our business plans and could have a material adverse effect on our business, prospects, results of operations and financial condition. Moreover, due to our limited operating history, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We have incurred net losses since our inception and, as of December 31, 2008, had an accumulated deficit of $18.2 million. We may be unable to achieve or maintain profitability in the future.
Our operating results may fluctuate significantly from period to period; if we fail to meet the expectations of securities analysts or investors, our stock price may decline significantly.
Several factors can contribute to significant quarterly and other periodic fluctuations in our results of operations. These factors may include but are not limited to the following:
•	the timing of orders;

•	the volume of orders relative to our capacity;

•	the availability and pricing of raw materials, such as solar cells and wafers;

•	delays in delivery of components or raw materials by our suppliers, which could cause delays in our delivery of products to our customers;

•	delays in our product sales, design and qualification processes, which vary widely in length based upon customer requirements;

•	product introductions and market acceptance of new products or new generations of products;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	product mix;

•	pricing and availability of competitive products and services;

•	changes in government regulations;

•	changes or anticipated changes in economic conditions;

•	delays in installation of specific projects due to inclement weather;

•	political uncertainties in China;

•	changes in tax-based incentive programs;

•	changes in currency translation rates affecting margins and pricing levels; and availability of financing for customers.
We base our planned operating expenses in part on our expectations of future revenue, and we believe a significant portion of our expenses will be fixed in the short-term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our stock price could decline, perhaps substantially.
Our business strategy depends on the widespread adoption of solar power technology, and if demand for solar power products fails to develop sufficiently, our revenues and ability to achieve or maintain profitability could be harmed.
The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we may not be able to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar power technology include but are not limited to:
•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

•	success of other alternative distributed generation technologies such as fuel cells, wind power and micro turbines;

•	fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; and

•	availability of government subsidies and incentives.
If we do not obtain sufficient supply of solar cells and other components and materials to conduct our business, our revenues and operating results could suffer.

There are a limited number of solar cell suppliers. Our estimate regarding our supply needs may not be correct and our purchase orders may be cancelled by our suppliers. If our suppliers cancel our purchase orders or change the volume or pricing associated with these purchase orders, we may be unable to meet existing and future customer demand for our products, which could cause us to lose customers, market share and revenue.
Our component and materials suppliers may fail to meet our needs. We manufacture all of our solar power products using materials and components procured from a limited number of third-party suppliers. We do not currently have long-term supply contracts with our suppliers. This generally serves to reduce our commitment risk but does expose us to supply risk and to price increases that we may not be able to pass on to our customers. In some cases, supply shortages and delays in delivery may result in curtailed production or delays in production, which could contribute to a decrease in inventory levels and loss of profit. We expect that shortages and delays in deliveries of some components will occur from time to time. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a select number of suppliers for certain supplies that we use in our business. If we are unable to continue to purchase components from these limited source suppliers or are unable to identify alternative suppliers, our business and operating results could be materially and adversely affected. In addition our competitors may be able to obtain better pricing.
The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers.
For many of our projects, our customers have entered into agreements to pay for solar energy over an extended period of time based on energy savings generated by our solar power systems, rather than paying us to purchase our solar power systems. For these types of projects, most of our customers choose to purchase solar electricity under a power purchase agreement with a financing company that purchases the system from us. These structured finance arrangements are complex and may not be feasible in some situations. In addition, customers opting to finance a solar power system may forgo certain tax advantages associated with an outright purchase on an accelerated basis which may make this alternative less attractive for certain potential customers. Due to the current global financial crisis, financing companies may be unwilling or unable to finance the cost of our products, or if the parties that have historically provided this financing cease to do so or only do so on terms that are substantially less favorable for us or these customers, our growth will be adversely affected.
Subsidies provided by foreign governments may impact the supply and price of solar cells and could make it difficult for us to compete effectively.
Several foreign countries, including Germany, Italy, Spain and Portugal, provide manufacturers of solar products with substantial subsidies to encourage their production of clean solar energy. In many instances, these subsidies are greater than the subsidies we are able to obtain in the U.S. for our operations, which increases the ability of solar product manufacturers in these countries to pay more than we can pay for solar cells while still remaining profitable. If worldwide demand for solar cells from companies located in countries with large solar subsidy programs increases, our suppliers may increase the price they charge to purchase solar cells and allocate available supplies of solar cells to manufacturers located in countries with higher solar subsidies than those provided in the U.S. This risk will increase if more countries implement policies to further subsidize solar technologies. These increased costs and supply constraints could materially and adversely affect our results of operations and our ability to compete effectively.
As polysilicon supply increases, the corresponding increase in the global supply of solar cells and panels may cause substantial downward pressure on the prices of our products, resulting in lower revenues and earnings.
Because of current global financial conditions, the surplus of polysilicon has resulted in a surplus of solar panel inventory. Decreases in polysilicon pricing and increases in solar panel production could each result in substantial downward pressure on the price of solar cells and panels, including our products. Such price reductions could have a negative impact on our revenue and earnings, and materially adversely affect our business and financial condition.
If we do not achieve satisfactory yields or quality in manufacturing our solar modules or if our suppliers furnish us with defective solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.
The success of our business depends upon our ability to incorporate high quality and yield solar cells into our products. We test the quality and yield of our solar products and the solar cells that we incorporate into our solar products, and we source our solar cells from manufacturers we believe are reputable. Nonetheless, our solar modules may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, we may not be able to fulfill our purchase orders if we purchase a large number of defective solar cells. The number of solar cells that we purchase at any time is based upon expected demand for our products and an assumed ratio of defective to non-defective solar cells. If this ratio is greater than expected, we may not have an adequate number of non-defective solar cells to allow us to fulfill our purchase orders on time. If we do not fulfill orders for our products because we have a shortage of non-defective solar cells or deliver modules with errors or defects, or if there is a perception that these solar cells or solar modules contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed.
Potential strategic acquisitions or alliances may not achieve our objectives.
We are currently exploring additional strategic acquisitions or alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies and develop, introduce and distribute products and services utilizing our technology and know-how. If we make any acquisitions we may assume unknown or contingent liabilities. Any future acquisitions by us also may result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all. Any strategic acquisitions or alliances entered into may not achieve our strategic objectives, and parties to our strategic acquisitions or alliances may not perform as contemplated.
We may not be able to efficiently integrate the operations of our acquisitions, products or technologies.
From time to time, we may acquire new and complementary technology, assets and companies. We do not know if we will be able to complete any acquisitions or if we will be able to successfully integrate any acquired businesses, operate them profitably or retain key employees. Integrating any other newly acquired business, product or technology could be expensive and time-consuming, disrupt our ongoing business and distract our management. We may face competition for acquisition targets from larger and more established companies with greater financial resources. In addition, in order to finance any acquisitions, we might be forced to obtain equity or debt financing on terms that are not favorable to us and, in the case of equity financing our stockholders interests may be diluted. If we are unable to integrate effectively any newly acquired company, product or technology, our business, financial condition and operating results could suffer.
Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.
We have one manufacturing facility in China. We strive to fully utilize the manufacturing capacity of our facility but may not do so on a consistent basis. Our factory utilization will be dependent on predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that we intend to produce. Demand for manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including: utilization rates of our manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, maintenance of operations and availability of power, water and labor resources.
The reduction or elimination of government and economic incentives could cause our revenue to decline.
We believe that the growth of the market for “on-grid” applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in large part on the availability and size of government-generated economic incentives. At present, the cost producing solar energy generally exceeds the price of electricity in the U.S. from traditional sources. As a result, to encourage the adoption of solar technologies, the U.S. government and numerous state governments have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations. The existing Federal Investment Tax Credit was renewed with passage of the 2008 economic stimulus package by the U.S. government. The current Federal Investment Tax Credit allows for a 30% tax credit for both commercial and residential solar installations with no cap and allows the credits to be monetized if it cannot be absorbed by a tax liability.
We face intense competition, and many of our competitors have substantially greater resources than we do.
We operate in a competitive environment that is characterized by price fluctuation and technological change. We compete with major international and domestic companies. Our major system integrator competitors include SunPower/Powerlight, SPG Solar, Akeena Solar, Sun Edison, Global Solar plus numerous other regional players, and other similar companies primarily located in California and

New Jersey. Manufacturing competitors include multinational corporations such as BP Solar, Kyocera Corporation, Mitsubishi, Solar World AG, Sharp Corporation, SunPower/Powerlight and Sanyo Corporation. More specifically, our solar power system integrator competitors who have manufacturing facilities in Asia include SunPower/Powerlight. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can.
Our business relies on sales of our solar power products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors own, partner with, have longer term or stronger relationships with solar cell providers which could result in them being able to obtain solar cells on a more favorable basis than us. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.
Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.
Our industry is highly competitive and fragmented, subject to rapid change and has low barriers to entry. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar power equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have.
We believe that our ability to compete depends in part on a number of factors outside of our control, including:
•	the ability of our competitors to hire, retain and motivate qualified personnel;

•	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

•	the price at which others offer comparable services and equipment;

•	the extent of our competitors’ responsiveness to customer needs; and

•	installation technology.
Competition in the solar power services industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

We generally do not have long-term agreements with our customers and, accordingly, could lose customers without warning.
Our products are generally not sold pursuant to long-term agreements with customers, but instead are sold on a purchase order basis. We typically contract to perform large projects with no assurance of repeat business from the same customers in the future. Although cancellations on our purchase orders to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. This, in addition to the completion and non-repetition of large systems projects, in turn could cause our operating results to fluctuate.
Decrease in construction could adversely affect our business.
During 2008, the downturn in the U.S. economy and the uncertainty of the renewal of the Federal Investment Tax Credit caused a major reduction on our construction related revenues. While the Federal Investment Tax Credit has been renewed and enhanced, our ability to generate revenues from construction contracts will depend on the general and local economic conditions, changes in interest rates, lending standards and other factors. For example, the current housing slump and tightened credit markets have resulted in availability of lending facilities for large commercial projects, higher interest rates for residential retrofits and a contracted new home construction industry.
We act as the general contractor for our customers in connection with the installations of our solar power systems and are subject to risks associated with construction, bonding, cost overruns, delays and other contingencies, which could have a material adverse effect on our business and results of operations.
We act as the general contractor for our customers in connection with the installation of our solar power systems. All essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project. In addition, we require qualified, licensed subcontractors to install most of our systems. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs. Also, many systems customers require performance bonds issued by a bonding agency. Due to the general performance risk inherent in construction activities, it has become increasingly difficult recently to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain bonding, we will be unable to bid on, or enter into, sales contracts requiring such bonding.
Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary solar panels, inverters or other materials. The occurrence of any of these events could have a material adverse effect on our business and results of operations.

Existing regulations and policies of the electric utility industry and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of our products, which may significantly reduce demand for our products.
The market for electricity generating products is strongly influenced by federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the U.S., these regulations and policies are being modified and may continue to be modified. Customer purchases of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our solar power products. For example, without a regulatory-mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers and make our solar power products less desirable.
The failure to increase or restructure the net metering caps could adversely affect our business. Currently all grid-tied photovoltaic systems are installed with cooperation by the local utility providers under guidelines created through statewide net metering policies. These policies require local utilities to purchase from end users excess solar electricity for a credit against their utility bills. The amount of solar electricity that the utility is required to purchase is referred to as a net metering cap. If these net metering caps are reached and local utilities are not required to purchase solar power, or if the net metering caps do not increase in the locations where we install our solar product, demand for our products could decrease. The solar industry is currently lobbying to extend these arbitrary net metering caps, and replace them with either notably higher numbers, or with a revised method of calculation that will allow the industry to continue our expansion in a manner consistent with both the industry and state and federal desires.
Moreover, we anticipate that our solar power products and our installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us, our resellers, and our customers and, as a result, could cause a significant reduction in demand for our solar power products.
Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
As our manufacturing processes generate noise, wastewater, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. In addition, our cost to comply with future regulations may increase, which could adversely impact the price of our products and our profitability.
If we do not retain key personnel, our business will suffer.
The success of our business is heavily dependent on the leadership of our key management personnel, specifically Stephen C. Kircher. In addition, the company currently relies on Todd Lindstrom’s construction experience and management for the installation of solar systems. If either of these people were to leave us, it would be difficult to replace them, and our business may be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow our business. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new qualified employees and to retain and motivate our existing employees and officers.
The growth of our business is dependent upon sufficient capitalization.
The growth of our business depends on our ability to finance new products and services. We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we may incur additional costs in product development, equipment, facilities and integration resources. These additional costs may result in greater fixed costs and operating expenses. As a result, we could be required to expend substantial funds for and commit significant resources to the following:
•	research and development activities on existing and potential product solutions;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment;

•	manufacturing services that meet changing customer needs;

•	technological changes in manufacturing processes;

•	long cycle times for payment collection after incurring capital costs;

•	manufacturing capacity; and

•	developing a franchise network.
We generally recognize revenue on system installations on a “percentage of completion” basis and payments are due upon the achievement of contractual milestones and any delay or cancellation of a project could adversely affect our business.
We recognize revenue on our system installations on a “percentage of completion” basis and, as a result, our revenue from these installations is driven by the performance of our contractual obligations, which is generally driven by timelines for the installation of our solar power systems at customer sites. This could result in unpredictability of revenue and, in the near term, a revenue decrease. As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact our ability to recognize revenue in a particular period. In addition, certain customer contracts may include payment milestones due at specified points during a project. Because we must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve milestones could adversely affect our business and results of operations.
We are subject to particularly lengthy sales cycles in some markets.
Our focus on developing a customer base that requires our solar power products means that it may take longer to develop strong customer relationships or partnerships. Moreover, factors specific to certain industries also have an impact on our sales cycles. Some of our customers may have longer sales cycles that could occur due to the timing of various state and federal subsidies. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue, if at all, and may have adverse effects on our operating results, financial condition, cash flows and stock price.
Products we manufacture for third parties may contain design or manufacturing defects, which could result in customer claims.
We often manufacture products to our customers’ requirements, which can be highly complex and may at times contain design or manufacturing failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.
We may not be able to prevent others from using our trademarks in connection with our solar power products, which could adversely affect the market recognition of our brand names and our revenue.
We have filed applications to register the following trademarks related to our franchise business: Yes! Solar Solutions, Yes! Energy Series and Yes! Independence Series (the “Marks”) for use with our solar power products. There is no assurance that we will be successful in obtaining such marks. In addition, if someone else has already established trademark rights in the Marks, we may face trademark disputes and may have to market our products with other trademarks, which also could hurt our marketing efforts. Furthermore, we may encounter trademark disputes with companies using marks which are confusingly similar to our Marks which if not resolved favorably could cause our branding efforts to suffer. Trademark litigation carries an inherent risk and we cannot guarantee we will be successful in this type of litigation. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.
Our SkyMountTM racking system is untested and may not be effective or patentable or may encounter other unexpected problems, which could adversely affect our business and results of operations.
Our SkyMountTM racking system is new and has not been tested in installation settings for a sufficient period of time to prove its long-term effectiveness and benefits. The SkyMountTM racking system may not be effective or other problems may occur that are unexpected and could have a material adverse effect on our business or results of operations. While we anticipate filing a patent application for our SkyMountTM racking system technology, a patent may not be issued on such technology or we may not be able to realize the benefits from any patent that is issued.
Our competitive position depends in part on maintaining intellectual property protection.
Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We currently rely on a combination of copyrights, trademarks, trade secret laws and confidentiality agreements, to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position.
From time to time, the United States Supreme Court, other federal courts, the U.S. Congress or the U.S. Patent and Trademark Office may change the standards of patentability and any such changes could have a negative impact on our business.
We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.
If we receive notice of claims of infringement, misappropriation or misuse of other parties’ proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. We may also initiate claims to defend our intellectual property rights. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management’s attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party’s patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.
We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage, and we have limited insurance coverage to protect against such claims and those losses resulting from business interruptions or natural disasters.
Since our products are electricity-producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer, distributor, and installer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the solar power products we sell or install results in injury or damage. We commenced commercial shipment of our solar modules in 2007 and, due to our limited historical experience; we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments which could have a materially adverse effect on our financial results. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
Since we cannot test our solar panels for the duration of our standard 20-year warranty period, we may be subject to unexpected warranty expense; if we are subject to warranty and product liability claims, such claims could adversely affect our business and results of operations.
The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. We have agreed to indemnify our customers and our distributors in some circumstances against liability from defects in our solar cells. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.
Our current standard product warranty for our solar panel systems include a 10-year warranty period for defects in materials and workmanship and a 20-year warranty period for declines in power performance. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. We have sold solar panels since September 2007. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our results. Although we conduct accelerated testing of our solar panels, our solar panels have not and cannot be tested in an environment simulating the 20-year warranty period. As a result of the foregoing, we may be subject to unexpected warranty expense, which in turn would harm our financial results.
Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar panels are incorporated results in injury. We may be subject to warranty and product liability claims in the event that our solar power systems fail to perform as expected or if a failure of our solar power systems results, or is alleged to result, in bodily injury, property damage or other damages.
Since our solar power products are electricity producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. In addition, since we only began selling our solar panels in late 2007 and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation, which could also adversely affect our business and operating results.
Warranty and product liability claims may result from defects or quality issues in certain third-party technology and components that we incorporate into our solar power systems, particularly solar cells and panels, over which we have no control. While our agreements with our suppliers generally include warranties, those provisions may not fully compensate us for any loss associated with third-party claims caused by defects or quality issues in these products. In the event we seek recourse through warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers.
We offer the industry standard of 20 years for our solar modules and industry standard five (5) years or inverters and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have completed a project and recognized revenues. Future product failures could cause us to incur substantial expenses to repair or replace defective products. While we generally pass through manufacturer warranties we receive from our suppliers to our customers, we are responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers’ warranties. If the manufacturer disputes or otherwise fails to honor its warranty obligations, we may be required to incur substantial costs before we are compensated, if at all, by the manufacturer. Additionally, in September 2007 we began installing our own manufactured solar panels where the warranty responsibility will be borne by us. Furthermore, our warranties may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters.
Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.
We expect that our existing cash and cash equivalents, together with collections of our accounts receivable and cash flows from operations in 2009, will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:
•	the level and timing of product revenues;

•	the costs and timing of expansion of product development efforts and the success of these development efforts;

•	the extent to which our existing and new products gain market acceptance;

•	the costs and timing of expansion of sales and marketing activities;

•	competing technological and marketing developments;

•	the extent of international operations;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion and for acquisitions of, investments in, complementary businesses, technologies or product lines; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

•	the ability to continue to received favorable credit terms from our venders

•	the ability to raise additional working capital through equity financing

We may not be able to obtain additional financing on acceptable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the-per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:
•	develop or enhance our products and services;

•	continue to expand our product development sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.
Our failure to do any of these things could seriously harm our business, operating results and financial condition.
We must effectively manage our growth.
Failure to manage our growth effectively could adversely affect our operations. We may increase the number of our manufacturing facilities and products and may plan to expand further the number and diversity of our products in the future and may further increase the number of locations from which we manufacture and sell. Our ability to manage our planned growth will depend substantially on our ability to:
•	enhance our operational, financial and management systems;

•	maintain adequate capital resources to pay our production costs before our customers pay us;

•	expand usage of our facilities and equipment;

•	successfully integrate our franchise operations while effectively managing our related expenses; and

•	successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities and staff our installation teams.
An expansion and diversification of our product range, manufacturing and sales and franchise locations and customer base may result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as our expenditures on plant, equipment and property in order to meet the anticipated demand of our customers. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers may require rapid increases in design and production services that place an excessive short-term burden on our resources.
We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.
We may not be able to continue to expand our business or manage future growth. To do so will require successful execution of expanding our existing manufacturing facilities, developing new manufacturing facilities, ensuring delivery of adequate solar cells, developing more efficient solar power systems, maintaining adequate liquidity and financial resources, and continuing to increase our revenues from operations. Expanding our manufacturing facilities or developing facilities may be delayed by difficulties such as unavailability of equipment or supplies or equipment malfunction. Ensuring delivery of adequate solar cells is subject to many market risks including scarcity, significant price fluctuations and competition. Maintaining adequate liquidity is dependent upon a variety of factors including continued revenues from operations and compliance with our indentures and credit agreements. If we are unsuccessful in any of these areas, we may not be able to achieve our growth strategy and increase production capacity as planned during the foreseeable future.

Our recent expansion has placed, and our planned expansion and any other future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We plan to purchase additional equipment to significantly expand our manufacturing capacity and to hire additional employees to support an increase in manufacturing, research and development and our sales and marketing efforts. We anticipate that we will need to hire a significant number of highly skilled technical, manufacturing, sales, marketing, administrative and accounting personnel. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:
•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	retain key management and augment our management team, particularly if we lose key members;

•	continue to enhance our customer resource management and manufacturing management systems;

•	implement and improve additional and existing administrative, financial and operations systems, procedures and controls, including the need to update and integrate our financial internal control systems as well as our ERP system in our China facility with those of our Roseville, California headquarters;

•	expand and upgrade our technological capabilities; and

•	manage multiple relationships with our customers, suppliers and other third parties.
We may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by rapid growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new solar modules and other products, satisfy customer requirements, execute our business plan or respond to competitive pressures.
We may be unable to achieve our goal of reducing the cost of installed solar systems, which may negatively impact our ability to sell our products in a competitive environment, resulting in lower revenues, gross margins and earnings.
To reduce the cost of installed solar systems, as compared against the current cost, we will have to achieve cost savings across the entire value chain from designing to manufacturing to distributing to selling and ultimately to installing solar systems. We have identified specific areas of potential savings and are pursuing targeted goals. However, such cost savings are especially dependent upon decreasing silicon prices and lowering manufacturing costs. Additionally, we are increasing production capacity at our existing manufacturing facilities while seeking to improve efficiencies. We also expect to develop additional manufacturing capacity. As a result, we expect these improvements will decrease our per unit production costs. However, if we are unsuccessful in our efforts to lower the cost of installed solar systems, our revenues, gross margins and earnings may be negatively impacted in the competitive environment and particularly in the event that governmental and fiscal incentives are reduced or an increase in the global supply of solar cells and solar panels causes substantial downward pressure on prices of our products.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting for our fiscal year ended December 31, 2008 and a report by our independent registered public accounting firm that attests to the effectiveness of our internal control over financial reporting beginning with our fiscal year ending December 31, 2010. Testing and maintaining internal control can divert our management’s attention from other matters that are important to our business. We expect to incur increased expense and to devote additional management resources to Section 404 compliance. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.
We obtain capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of the capital equipment used in the manufacture of our solar power products has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, if any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our capacity expansion of our manufacturing facility and otherwise disrupt our production schedule or increase our costs of production.
We generally do not have long-term agreements with our customers and accordingly could lose customers without warning.
We do not have long-term agreements with customers but instead operate on a purchase order basis. We are typically contracted to perform large project with no assurance of repeat business from the same customers in the future. Although we believe that cancellations on our purchase orders to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory.
The demand for products requiring significant initial capital expenditures such as our solar power products is affected by general economic conditions.
The United States and international economies have recently experienced a period of slow economic growth. A sustained economic recovery is uncertain. The slowdown of the market may decrease demand for products that require significant initial capital expenditures, including demand for solar cells and solar power systems. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.
We may file claims against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.
We cannot guarantee that infringement of our intellectual property by other parties does not exist now or that it will not occur in the future. To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. Intellectual property litigation is expensive and time consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition, and our enforcement efforts may not be successful. In certain situations, we may have to bring such suit in foreign jurisdictions, in which case we are subject to additional risk as to the result of the proceedings and the amount of damage that we can recover. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that in the United States. Our engagement in intellectual property enforcement actions may negatively impact our financial results.
We are exposed to risks associated with the ongoing financial crisis and weakening global economy, which increase the uncertainty of project financing for commercial solar installations and the risk of non-payment from both commercial and residential customers.
The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy are contributing to slowdowns in the solar industry, which slowdowns may worsen if these economic conditions are prolonged or deteriorate further. The market for installation of solar power systems depends largely on commercial and consumer capital spending. Economic uncertainty exacerbates negative trends in these areas of spending, and may cause our customers to push out, cancel, or refrain from placing orders, which may reduce our net sales. Difficulties in obtaining capital and deteriorating market conditions may also lead to the inability of some customers to obtain affordable financing, including traditional project financing and tax-incentive based financing and home equity based financing, resulting in lower sales to potential customers with liquidity issues, and may lead to an increase of incidents where our customers are unwilling or unable to pay for systems they purchase, and lead to bad debt expenses. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could prevent us from achieving market share and sales.
Our failure to refine our technology and to develop and introduce new products could cause our products to become uncompetitive or obsolete, which could prevent us from achieving market share and sales. The solar power industry is rapidly evolving and highly competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to compete in the future and we may be unable to secure such financing. We believe that a variety of competing solar power technologies may be under development by other companies that could result in lower manufacturing costs or higher product performance than those expected for our products. Our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of solar power products.
The photovoltaic industry may not be able to compete successfully with conventional power generation or other sources of renewable energy.
Although the photovoltaic industry has experienced substantial growth over the last five years, it still comprises a relatively small component of the total power generation market and competes with other sources of renewable energy, as well as conventional power generation. Many factors may affect the viability of widespread adoption of photovoltaic technology and thus demand for solar wafer manufacturing equipment, including the following:
cost-effectiveness of solar energy compared to conventional power generation and other renewable energy sources;
performance and reliability of solar modules compared to conventional power generation and other renewable energy sources and products;
availability and size of government subsidies and incentives to support the development of the solar energy industry;
success of other renewable energy generation technologies such as hydroelectric, wind, geothermal and biomass; and
fluctuations in economic and market conditions that affect the viability of conventional power generation and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels.
     As a result of any of the foregoing factors, our financial condition, results of operations, business and/or prospects could be materially adversely affected.
Risks Related to Our International Operations
We are dependent on our Chinese manufacturing operations.
Our current manufacturing operations are located in China and our sales and administrative offices are in the U.S. The geographical distances between these facilities create a number of logistical and communications challenges. In addition, because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate our manufacturing facilities in China.
We may not be able to retain, recruit and train adequate management and production personnel.
Our continued operations are dependent upon our ability to identify, recruit and retain adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by our operations. With the growth currently being experienced in China and competing opportunities for our personnel, there can be no guarantee that a favorable employment climate will continue and that wage rates where we manufacture our products in China will continue to be internationally competitive.
The Chinese government could change its policies toward, or even nationalize, private enterprise, which could harm our operations.
All of our manufacturing is conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws or regulations, our interpretation of laws or regulations, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.
Our results could be harmed if compliance with new environmental regulations becomes too burdensome.
Our manufacturing processes may result in the creation of small amounts of hazardous and/or toxic wastes, including various gases, epoxies, inks, solvents and other organic wastes. We are subject to Chinese governmental regulations related to the use, storage and disposal of such hazardous wastes. The amounts of our hazardous waste may increase in the future as our manufacturing operations increase, and therefore, our cost of compliance is likely to increase. In addition, sewage produced by dormitory facilities which house our labor force is coming under greater environmental legislation. Although we believe we are operating in compliance with applicable environmental laws, there is no assurance that we will be in compliance consistently as such laws and regulations, or our interpretation and implementation, change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations. Additionally, we may incur substantial costs to comply with future regulations, which could adversely impact our results of operations.
The Chinese legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our operations.
We conduct our manufacturing through our wholly owned Chinese subsidiary, IAS Electronics (Shenzhen) Co., Ltd. We lease the actual factory. The performance of the agreements and the operations of our factory are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing us. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation which is subsequently followed by implementing regulations, interpretations and guidelines that can render immediate compliance difficult. Similarly, on occasion, conflicts are introduced between national legislation and implementation by the provinces that take time to reconcile. These factors can present difficulties in our compliance. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the Chinese government experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence our determination, which may limit legal protections available to us. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.
Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.
We are incorporated in the United States and have subsidiaries in the U.S., Hong Kong S.A.R. and the Peoples’ Republic of China. Because we manufacture all of our products in China, substantially all of the net book value of our fixed assets is located there. Although we currently sell our products only to customers in the U.S., we may sell our products to customers located outside of the U.S. in the future. Protectionist trade legislation in the U.S. or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of U.S. laws and regulations, changes to which may affect our ability to transact business with non-U.S. customers or in certain product categories.
We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facility in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact our profits and operating results.
We are exposed to the limit of the availability and price of electricity.
The primary energy supply to our operations in China is electricity from the local power company. There is not an extensive and resilient connection to a national or regional power grid. Thus, we may be exposed to power outages and shut downs which our standby generators would only partially mitigate. Fluctuations in world oil prices and supply could affect our supply and cost of electricity. The electricity producers that supply us with electricity in our facility in China generate their electricity from oil, and our back-up generators create electricity from diesel fuel. Accordingly, fluctuations in world oil product prices and supply could affect our supply and cost of electricity at our manufacturing facilities.
We face risks associated with international trade and currency exchange.
We transact business in a variety of currencies including the U.S. dollar and the Chinese Yuan Renminbi, or RMB. Although we make all sales in U.S. dollars, we incur approximately 20% of our operating expenses, such as payroll, land rent, electrical power and other costs associated with running our facilities in China, in RMB. Changes in exchange rates would affect the value of deposits of currencies we hold. In July 2005 the Chinese government announced that the RMB would be pegged to a basket of currencies, making it possible for the RMB to rise and fall relative to the U.S. dollar. We do not currently hedge against exposure to currencies. We cannot predict with certainty future exchange rates and thus their impact on our operating results. We do not have any long-term debt valued in RMB. Movements between the U.S. dollar and the RMB could have a material impact on our profitability.
Changes to Chinese tax incentives and heightened efforts by the Chinese tax authorities to increase revenues could subject us to greater taxes.
Under applicable Chinese law, we have been afforded profits tax concessions by Chinese tax authorities on our operations in China for specific periods of time, which has lowered our cost of operations in China. However, the Chinese tax system is subject to substantial uncertainties with respect to interpretation and enforcement. Recently, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in revisions to or changes to tax incentives or new interpretations by the Chinese government of the tax benefits we should be receiving currently, which could increase our future tax liabilities or deny us expected concessions or refunds.
Future outbreaks of severe acute respiratory syndrome or other communicable diseases may have a negative impact on our business and operating results.
In 2003, several economies in Asia, including China, where our operations are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. Although there have been no recent outbreaks of SARS or other communicable diseases, if there is a recurrence of an outbreak of SARS, or similar infectious or contagious diseases such as avian flu, it could adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closure to our factory, and our operations could be seriously disrupted as the majority of our work force is housed in one dormitory. In addition, an outbreak could negatively affect the willingness of our customers, suppliers and managers to visit our facilities.
Risks Related to our Common Stock and this Offering
We have not paid and are unlikely to pay cash dividends in the foreseeable future.
We have not paid any cash dividends on our common stock and may not pay cash dividends in the future. Instead, we intend to apply earnings, if any, to the expansion and development of the business. Thus, the liquidity of your investment is dependent upon active trading of our stock in the market.
Any future financings and subsequent registration of common stock for resale will result in a significant number of shares of our common stock available for sale, and such sales could depress our common stock price. Further, no assurances can be given that we will not issue additional shares which will have the effect of diluting the equity interest of current investors. Moreover, sales of a substantial number of shares of common stock in any future public market could adversely affect the market price of our common stock and make it more difficult to sell shares of common stock at times and prices that either you or we determine to be appropriate.
We expect our stock price to be volatile.
Should a public market develop, the trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:
•	the depth and liquidity of the market for the common stock;

•	developments generally affecting the energy industry;

•	investor perceptions of the business;

•	changes in securities analysts’ expectations or our failure to meet those expectations;

•	actions by institutional or other large stockholders;

•	terrorist acts;

•	actual or anticipated fluctuations in results of operations;

•	announcements of technological innovations or significant contracts by us or our competitors;

•	introduction of new products by us or our competitors;

•	our sale of common stock or other securities in the future;

•	changes in market valuation or earnings of our competitors;

•	changes in the estimation of the future size and growth rate of the markets;

•	results of operations and financial performance; and

•	general economic, industry and market conditions.
In addition, the stock market in general often experiences substantial volatility that is seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, should a public market develop.
There may not be an active public market for our common stock in the near term and you may have to hold your common stock for an indefinite period of time.
Although our common stock is trading on the OTC Bulletin Board, there currently is a limited trading market for the common stock, and we cannot assure you that any market will further develop or be sustained. Because our common stock is expected to be thinly traded, you cannot expect to be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. It may be difficult for you to resell a large number of your shares of common stock in a short period of time or at or above their purchase price.
Our stock may be governed by the “penny stock rules,” which impose additional requirements on broker-dealers who make transactions in our stock.
SEC rules require a broker-dealer to provide certain information to purchasers of securities traded at less than $5.00, which are not traded on a national securities exchange or quoted on The NASDAQ Stock Market. Since our common stock is not currently traded on an “exchange,” if the future trading price of our common stock is less than $5.00 per share, our common stock will be considered a “penny stock,” and trading in our common stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934 (the “Penny Stock Rules”). The Penny Stock Rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also give bid and offer quotations and broker and salesperson compensation information to the prospective investor orally or in writing before or with the confirmation of the transaction. In addition, the Penny Stock Rules require a broker-dealer to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction before a transaction in a penny stock. These requirements may severely limit the liquidity of securities in the secondary market because few broker-dealers may be likely to undertake these compliance activities. Therefore, unless an exemption is available from the Penny Stock Rules, the disclosure requirements under the Penny Stock Rules may have the effect of reducing trading activity in our common stock, which may make it more difficult for investors to sell.
Our shareholders may experience future dilution.

Our charter permits our board of directors, without shareholder approval, to authorize shares of preferred stock. The board of directors may classify or reclassify any preferred stock to set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of shares of preferred stock that have preference rights over the common stock with respect to dividends, liquidation, voting and other matters or shares of common stock having special voting rights. Further, substantially all shares of common stock for which our outstanding stock options are exercisable are, once they have been purchased, eligible for immediate sale in the public market.
The issuance of additional shares of our capital stock or the exercise of stock options or warrants could be substantially dilutive to your shares and may negatively affect the market price of our common stock.
If we do not meet the listing standards established by The NASDAQ Stock Market or other similar markets, our common stock may not become listed for trading on one of those markets.
As soon as reasonably practicable, we intend to apply to list our common stock for trading on The NASDAQ Stock Market, on either the NASDAQ Global Market tier or The NASDAQ Capital Market tier. The NASDAQ Stock Market has established certain quantitative criteria and qualitative standards that companies must meet in order to become and remain listed for trading on these markets. We cannot guarantee that we will be able to meet all necessary requirements for listing; therefore, we cannot guarantee that our common stock will be listed for trading on The NASDAQ Stock Market or other similar markets.
We may need additional capital in the future to fund the growth of our business, and financing may not be available.
Our currently available capital resources, combined with the net cash proceeds from this offering, cash flows from operations and expected interest income, may be insufficient to meet our working capital and capital expenditure requirements. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the availability and terms of asset-based credit facilities, the timing and level of our accounts receivable collections, and our ability to manage our business profitability.
We may need to raise additional funds through public or private debt or equity financings or enter into new asset-based or other credit facilities, but such financings may dilute our stockholders. We cannot assure you that any additional financing that we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results, or financial condition could be materially adversely affected.
Our management team will have broad discretion over the use of the net proceeds from this offering.
Our management will use their discretion to direct the net proceeds from this offering. We intend to use the net proceeds for general corporate purposes. General corporate purposes may include capital expenditures, future acquisitions, working capital and repayment of other debt. Our management’s judgments may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
Our stock price is volatile, and you may not be able to resell your shares at or above the offering price.
The market price of our common stock has been, and we expect will continue to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:
•	our perceived prospects;

•	variations in our results and whether we have achieved key business targets;

•	changes in, or our failure to meet, revenue estimates

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic, political or stock market conditions.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
     -None-
Item 3. Defaults Upon Senior Securities
     -None-
Item 4. Submission of Matters to a Vote of Security Holders
     -None-
Item 5. Other Information
     -None-
Item 6. Exhibits
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLAR POWER, INC.
Date: November 9, 2009	/s/ Jeffrey G. Winzeler
Jeffrey G. Winzeler,
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)

Exhibit Index
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002